Written Consent Solicitation Statement of
1st Pacific Bank of California
Prospectus of 1st Pacific Bancorp

November 29, 2006

Dear Shareholder:

1st Pacific Bank of California is seeking shareholders’ approval of a corporate reorganization of 1st Pacific Bank of California, whereby 1st Pacific Bank of California will become the wholly-owned subsidiary of a new holding company, 1st Pacific Bancorp.  The board of directors believes that this holding company formation will provide growth opportunities and business alternatives for 1st Pacific Bank of California.

Shareholder approval is being sought by written consent rather than by holding a special shareholders’ meeting.  Please read the enclosed materials and vote by returning the enclosed “Written Consent” form.  The board unanimously believes that the proposed reorganization is in the best interests of 1st Pacific Bank of California and its shareholders and strongly recommends a vote “FOR” the plan of reorganization and merger agreement.  The plan of reorganization and merger agreement is attached as Exhibit A to this written consent solicitation statement/prospectus.

If the shareholders and appropriate state and federal regulators approve this reorganization, your shares of 1st Pacific Bank of California’s common stock will be converted into an equal number of shares of common stock of 1st Pacific Bancorp, the bank holding company for 1st Pacific Bank of California.  The reorganization has been structured in such a manner as to qualify the transaction as a tax-free reorganization; therefore the exchange of your shares will also be tax-free.  Immediately following the reorganization, if approved by shareholders and completed, your current stock certificates of 1st Pacific Bank of California will represent shares of 1st Pacific Bancorp.

The enclosed written consent solicitation statement/prospectus contains detailed explanations of the proposed reorganization, so please read it carefully.  If you have any questions or would like any additional information, please call A. Vincent Siciliano, President and Chief Executive Officer at (858) 875-2000.  A vote of the holders of a majority of the shares of 1st Pacific Bank of California’s issued and outstanding common stock is required to approve the reorganization, so we urge you to cast your vote. Any shareholder who signs and returns this form of written consent without indicating a vote FOR, AGAINST, or ABSTAIN the proposals, will be deemed to have consented to the proposals.  Please complete, date and sign the written consent form and return it in the enclosed postage-paid return envelope.

Your attention to this matter and your prompt action in casting your vote are very much appreciated.

Sincerely yours,

A. Vincent Siciliano
President & Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulators have approved either the reorganization described in this written consent solicitation statement/prospectus or the 1st Pacific Bancorp common stock to be issued in the reorganization, nor have they determined if this written consent solicitation statement/prospectus is accurate or adequate.  Any representation to the contrary is a criminal offense.

The date of this written consent solicitation statement/prospectus is November 29, 2006.

Written Consent Solicitation Statement/Prospectus

Table of Contents

Summary of Written Consent Solicitation Statement/Prospectus

Introduction

Action by Written Consent

Revocability of Written Consent

Persons Making the Solicitation

Voting Securities

Shareholdings of Certain Beneficial Owners and Management

Proposal 1: Bank Holding Company Reorganization and Merger

Operations Under 1st Pacific Bancorp

PBC Merger Company

1st Pacific Bank of California

Selected Financial Information

Price Range and Dividends for 1st Pacific Bank of California’s Common Stock

Unaudited Pro Forma Capitalization

Financial Statements and Related Matters

Legal Matters

i

Summary of Written Consent
Solicitation Statement/Prospectus

The following is a brief summary of certain information contained in this written consent solicitation statement/prospectus, which is intended to assist you in your review of this written consent solicitation statement/prospectus.  This summary is qualified in its entirety by the more detailed information appearing elsewhere in this written consent solicitation statement/prospectus and the exhibits to the written consent solicitation statement/prospectus.

1st Pacific Bank of California is a California state-chartered commercial bank.  1st Pacific Bancorp was incorporated on behalf of 1st Pacific Bank of California, under California law, for the purpose of becoming a bank holding company for 1st Pacific Bank of California.  The principal executive offices of 1st Pacific Bank of California and 1st Pacific Bancorp are located at 4275 Executive Square, Suite 650, La Jolla, California 92037, and the telephone number is (858) 875-2000.

Date of Mailing of Written Consent Solicitation Statement

On or about November 29, 2006. The written consent solicitation period will remain open until December 29, 2006, or such earlier time that written consents representing the requisite majority of the outstanding shares of 1st Pacific Bank of California common stock have been received by 1st Pacific Bank of California.

Purpose of the Written Consent Solicitation Statement

To consider and vote on a proposal to approve a Plan of Reorganization and Merger Agreement, pursuant to which 1st Pacific Bank of California will become a wholly-owned subsidiary of 1st Pacific Bancorp, and the shareholders of 1st Pacific Bank of California will become shareholders of 1st Pacific Bancorp, receiving, in exchange for each share of 1st Pacific Bank of California’s common stock owned, one share of common stock of 1st Pacific Bancorp, without any recognition of gain or loss for tax purposes. We refer to the reorganization transaction as the “reorganization” throughout this written consent solicitation statement/prospectus. The agreement is attached as Exhibit A.

Voting Rights of Shareholders

Each shareholder of 1st Pacific Bank of California will be entitled to cast one vote for each share of 1st Pacific Bank of California common stock held of record as of the close of business on November 9, 2006 in voting on the agreement. Directors and executive officers of 1st Pacific Bank of California own, in the aggregate, approximately 9.4% of 1st Pacific Bank of California’s outstanding common stock entitled to vote and intend to vote in favor of the agreement.

Vote Required to Approve the Agreement	The affirmative vote of the holders of not less than a majority of the outstanding shares of 1st Pacific Bank of California common stock is required for the approval of the agreement.

Dissenters’ Rights	California state law does not provide for the exercise of dissenters’ rights in the context of the reorganization.

Reasons for the Reorganization

The board of directors of 1st Pacific Bank of California believes that the reorganization will provide 1st Pacific Bank of California’s shareholders with the opportunity to own a business entity which will not only own and operate 1st Pacific Bank of California as a wholly-owned subsidiary, but also will be a more flexible entity for purposes of growth and expansion. See “Bank Holding Company Reorganization and Merger — Reasons for the Reorganization.”

Description of the Reorganization

1st Pacific Bancorp will become a holding company for 1st Pacific Bank of California pursuant to the agreement. Under the agreement: (i) PBC Merger Company, a California corporation, has been formed as a wholly-owned subsidiary of 1st Pacific Bancorp; (ii) PBC Merger Company will be merged with and into 1st Pacific Bank of California; and (iii) the shareholders of 1st Pacific Bank of California will receive common stock of 1st Pacific Bancorp in exchange for their shares of 1st Pacific Bank of California’s common stock on a one-for-one basis. The shareholders of 1st Pacific Bank of California will thus become the sole shareholders of 1st Pacific Bancorp in its form as the holding company for 1st Pacific Bank of California. See “Bank Holding Company Reorganization and Merger — Description of the Reorganization and the Merger Between 1st Pacific Bank of California and PBC Merger Company.”

Conditions to the Reorganization

In addition to approval of the shareholders of 1st Pacific Bank of California, consummation of the reorganization will require the prior approval, on terms satisfactory to 1st Pacific Bank of California and 1st Pacific Bancorp, of certain regulatory agencies, including the Board of Governors of the Federal Reserve Board, the Federal Deposit Insurance Corporation and the California Commissioner of the Department of Financial Institutions. Management of 1st Pacific Bank of California is not aware of any circumstances which would lead it to believe that such agencies will not approve the reorganization. Even if such approvals are obtained, the board of directors of 1st Pacific Bank of California may, under certain circumstances, terminate the agreement. See “Bank Holding Company Reorganization and Merger — Ratification and Approval of the Reorganization; Effective Date.”

Management and Operations of 1st Pacific Bank of California and 1st Pacific Bancorp After the Reorganization

After the reorganization, 1st Pacific Bank of California will continue its current business and operations as a California state-chartered bank under its current existing name and with its existing charter and bylaws. The reorganization will not have any substantive effect on the operations or management of 1st Pacific Bank of California, which will continue to have the same directors, executive officers, assets, liabilities and operating policies. 1st Pacific Bancorp’s directors will be the same persons who serve as 1st Pacific Bank of California’s directors and 1st Pacific Bancorp will have substantially the same principal executive officers as 1st Pacific Bank of California.

It is anticipated that following the consummation of the reorganization, management of 1st Pacific Bancorp will be exploring opportunities for growth of 1st Pacific Bank of California.

1st Pacific Bank of California and 1st Pacific Bancorp are neither engaged in any negotiations to acquire any other banks or businesses at the present time, nor are 1st Pacific Bank of California and 1st Pacific Bancorp engaged in any negotiations to sell 1st Pacific Bank of California or any business of 1st Pacific Bank of California at the present time. In the future, 1st Pacific Bancorp may enter into nonbanking businesses, either through the acquisition of existing businesses or the establishment of new businesses, and such businesses may entail operating and business risks different from the risks normally associated with the banking business.

Tax Consequences of the Reorganization

The agreement has been structured to qualify the reorganization as a tax-free reorganization such that, among other things, no gain or loss will be recognized by the shareholders of 1st Pacific Bank of California upon the exchange of their shares of 1st Pacific Bank of California’s common stock for shares of common stock of 1st Pacific Bancorp. See “Bank Holding Company Reorganization and Merger — Federal Income Tax Consequences.”

Market for 1st Pacific Bancorp Stock

The common stock of 1st Pacific Bancorp to be received by 1st Pacific Bank of California’s shareholders in the reorganization will not be listed on any exchange nor will the common stock of 1st Pacific Bancorp be more marketable than 1st Pacific Bank of California’s common stock. See “1st Pacific Bank of California — Trading in 1st Pacific Bank of California’s Common Stock.”

Regulation of 1st Pacific Bancorp

1st Pacific Bancorp will be subject to the regulation of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended, and, with respect to matters arising under securities laws, by the SEC. See “Operations under 1st Pacific Bancorp — Supervision and Regulation of 1st Pacific Bancorp.”

Recommendations of the Board of Directors

At a meeting held on August 16, 2006, the board of directors of 1st Pacific Bank of California approved the agreement, and directed that it be submitted to the shareholders of 1st Pacific Bank of California, with the board of directors’ recommendation that it be approved.

v

Written Consent Solicitation Statement of
1st Pacific Bank of California
Prospectus of 1st Pacific Bancorp

Introduction

This written consent solicitation statement/prospectus is furnished in connection with the solicitation of written consents from the shareholders of 1st Pacific Bank of California.  Shareholders are requested to consider and vote upon the following matter:

Approval of Plan of Reorganization and Merger Agreement.  Approval of the Plan of Reorganization and Merger Agreement dated November 7, 2006, which provides for the merger of 1st Pacific Bank of California with PBC Merger Company, a wholly-owned subsidiary of the newly-formed holding company, 1st Pacific Bancorp and conversion of shares of 1st Pacific Bank of California’s common stock into shares of common stock of 1st Pacific Bancorp on a share-for-share basis.  The reorganization and merger provided for by the agreement shall be referred to herein as the “reorganization”.  These transactions are more fully described herein and in the agreement attached hereto as Exhibit A.

This written consent solicitation statement/prospectus will be mailed to 1st Pacific Bank of California’s shareholders on or about November 29, 2006.  At the direction of the management of 1st Pacific Bank of California, 1st Pacific Bancorp has been organized under the laws of the State of California for the purpose of acting as a bank holding company.  1st Pacific Bancorp owns all of the outstanding shares of PBC Merger Company, a corporation that has been organized under the laws of the State of California at the direction of the management of 1st Pacific Bank of California for the purpose of facilitating the reorganization.  If the agreement is approved, upon its effective date: (i) PBC Merger Company will merge with and into 1st Pacific Bank of California and will cease to exist; (ii) the 100 shares of common stock of PBC Merger Company outstanding immediately prior to the merger will be converted into 100 shares of common stock of 1st Pacific Bank of California; and (iii) each share of 1st Pacific Bank of California’s common stock outstanding immediately prior to the merger will be converted into one share of common stock of 1st Pacific Bancorp.  As a result of the reorganization, 1st Pacific Bank of California will become a wholly-owned subsidiary of 1st Pacific Bancorp and the shareholders of 1st Pacific Bank of California will become the shareholders of 1st Pacific Bancorp.  The rights of the holders of shares of common stock of 1st Pacific Bancorp after the reorganization will be substantially the same as the rights of the holders of 1st Pacific Bank of California’s common stock prior to the reorganization; however, after the reorganization, the holders of 1st Pacific Bancorp common stock will not be entitled to vote on matters requiring the approval of the holders of 1st Pacific Bank of California’s common stock as 1st Pacific Bank of California’s present shareholders will own 100 percent of the outstanding shares of 1st Pacific Bancorp’s common stock, and 1st Pacific Bancorp will own 100 percent of the outstanding shares of 1st Pacific Bank of California’s common stock.

The reorganization will not be effective until the Board of Governors of the Federal Reserve System (the “FRB”), the Federal Deposit Insurance Corporation (the “FDIC”) and the California Commissioner of the Department of Financial Institutions (the “CDFI”) have approved the reorganization and further until a waiting period of fifteen days has elapsed.

Action by Written Consent

The proposals are submitted to 1st Pacific Bank of California’s shareholders for approval by written consent as provided in 1st Pacific Bank of California’s Bylaws and Section 603 of the California General Corporation Law.  Section 603 of the California General Corporation Law provides that “any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.”  1st Pacific Bank of California has decided to submit the proposal to the shareholders by written consent for the purpose of expediency.  A written consent form is enclosed for shareholders of 1st Pacific Bank of California to vote on the proposals discussed in this written consent solicitation statement/prospectus.  The written consent solicitation will be conducted during the period commencing with the date of this written consent solicitation statement/prospectus and ending no later than December 29, 2006.  The proposal will not be deemed to have been approved or rejected by 1st Pacific Bank of California’s shareholders until 5:00 p.m., December 29, 2006, or such earlier time that written consents representing the requisite majority of the outstanding shares of 1st Pacific Bank of California’s common stock have been received by 1st Pacific Bank of California. The affirmative vote of not less than a majority of the outstanding shares of 1st Pacific Bank of California’s common stock is required for approval of the agreement.

No shareholders’ meeting is planned in connection with these actions.  If you approve of 1st Pacific Bank of California’s reorganization to become a subsidiary of 1st Pacific Bancorp, you should check the box marked “FOR”, execute the enclosed written consent form and return it to 1st Pacific Bank of California.  If you are opposed to the proposal, you should indicate your opposition by voting “AGAINST” that proposal.  Any shareholder who signs and returns the written consent form without indicating a vote “FOR,” “AGAINST,” or “ABSTAIN” on the proposal, will be deemed to have consented to the proposal. Your failure to submit a written consent will have the effect of a negative vote on the proposals.  In other words, your failure to submit the written consent will be treated as the equivalent of a vote against the proposals.

Revocability of Written Consent

Any shareholder who executes and delivers a written consent has the right to revoke it by filing with the Secretary of 1st Pacific Bank of California an instrument revoking such written consent at any time before written consents representing the requisite majority of the outstanding shares of 1st Pacific Bank of California’s common stock have been filed with the Secretary of 1st Pacific Bank of California, but may not do so thereafter and in no event after the termination of the written consent solicitation period on December 29, 2006.  If no instruction is specified with regard to the matter to be acted upon for any written consent form that is signed and returned to 1st Pacific Bank of California, the shares represented by the written consent form will be voted in accordance with the recommendations of the management in favor of the proposals.

Persons Making the Solicitation

This solicitation is being made by the board of directors of 1st Pacific Bank of California.  The expense of preparing, assembling, printing and mailing this written consent solicitation statement/prospectus and the material used in this solicitation of written consents will be borne by 1st Pacific Bank of California.  It is contemplated that written consents will be solicited through the mail, but directors, officers and employees of 1st Pacific Bank of California may solicit written consents personally or by telephone without receiving special compensation for their solicitation.  In addition, 1st Pacific Bank of California may utilize the services of individuals or companies not regularly employed by 1st Pacific Bank of California in connection with the solicitation if the board of directors of 1st Pacific Bank of California determines that this is advisable.

Voting Securities

There were issued and outstanding 3,869,660 shares of 1st Pacific Bank of California’s common stock on November 9, 2006, which has been fixed as the record date for the purpose of determining the shareholders entitled to vote in connection with this written consent solicitation.  Each holder of shares of 1st Pacific Bank of California’s common stock will be entitled to one vote for each share of 1st Pacific Bank of California’s common stock held of record on the books of 1st Pacific Bank of California as of the record date.  1st Pacific Bank of California’s common stock is held, as of the record date, by approximately 375 record holders.

Shareholdings of Certain
Beneficial Owners and Management

Management of 1st Pacific Bank of California knows of no person who owns, beneficially or of record, either individually or together with associates, five percent or more of the outstanding shares of 1st Pacific Bank of California common stock and common stock equivalents, except as set forth in the table below.  The following table sets forth as of November 1, 2006 the number and percentage of shares of 1st Pacific Bank of California’s common stock beneficially owned, directly or indirectly, by each of 1st Pacific Bank of California’s directors, executive officers and principal shareholders and by the directors and named executive officers of 1st Pacific Bank of California as a group.  The shares “beneficially owned” are determined under SEC Rules, and do not necessarily indicate ownership for any other purpose.  In general, beneficial ownership includes shares over which the director, principal shareholder or executive officer has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of November 1, 2006.  Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned.  Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of 1st Pacific Bank of California, other than the proposed reorganization.

	Amount and Nature of		Percent
Beneficial Ownership	Beneficial Owner		of Class (1)
Directors and Named Executive Officers:
James Burgess	54,624	(2)	1.4
Robert P. Cange	64,854	(3)	1.7
Albert Colucci	157,294	(4)	4.0
Ronne Froman	11,516	(5)	*
James G. Knight, M.D.	95,260	(6)	2.4
Susan Lew	138,328	(7)	3.5
Albert L. Logan	71,558	(8)	1.8
Larry Prosi	13,200	(9)	*
Richard Revier	51,884	(10)	1.3
A. Vincent Siciliano	130,326	(11)	3.3

All Directors and Executive Officers as a Group (10 in all)	788,844		18.4

*                                         Less than 1%

(1)                                  Includes shares subject to options held by the directors and executive officers that were exercisable within 60 days of November 1, 2006.  These are treated as issued and outstanding for the purpose of computing the percentage of each director, named executive officer and the directors and executive officers as a group, but not for the purpose of computing the percentage of class owned by any other person.

(2)                                  Mr. Burgess has shared voting and investment powers as to 5,200 of these shares, and has 36,624 shares acquirable upon exercise of stock options.

(3)                                  Mr. Cange has shared voting and investment powers as to 22,700 of these shares, and has 35,594 shares acquirable upon exercise of stock options.

(4)                                  Mr. Colucci has shared voting and investment powers as to 114,992 of these shares, and has 42,302 shares acquirable upon exercise of stock options.

(5)                                  Ms. Froman has 8,340 shares acquirable upon exercise of stock options.

(6)                                  Dr. Knight has shared voting and investment powers as to 41,160 of these shares, and has 47,920 shares acquirable upon exercise of stock options.

(7)                                  Ms. Lew has shared voting and investment powers as to 82,800 of these shares, and has 55,528 shares acquirable upon exercise of stock options.

(8)                                  Mr. Logan has shared voting and investment powers as to 36,000 of these shares, and has 35,558 shares acquirable upon exercise of stock options.

(9)                                  Mr. Prosi has 13,200 shares acquirable upon exercise of stock options.

(10)                            Mr. Revier has shared voting and investment powers as to 1,200 of these shares, and has 36,384 shares acquirable upon exercise of stock options.

(11)                            Mr. Siciliano has shared voting and investment powers as to 14,200 of these shares, and has 114,126 shares acquirable upon exercise of stock options.

Proposal 1:
Bank Holding Company Reorganization and Merger

General

Shareholders of 1st Pacific Bank of California are being asked to consider and approve the agreement, pursuant to which 1st Pacific Bank of California will become a wholly-owned subsidiary of 1st Pacific Bancorp through the reorganization.  If the agreement is approved by 1st Pacific Bank of California’s shareholders and the regulatory authorities, 1st Pacific Bank of California’s outstanding common stock will be exchanged for an equal number of shares of 1st Pacific Bancorp’s common stock, and shareholders of 1st Pacific Bank of California will become shareholders of 1st Pacific Bancorp.  The board of directors of 1st Pacific Bank of California approved the agreement at a board meeting held on August 16, 2006, and directed that it be submitted to the shareholders of 1st Pacific Bank of California.

The detailed terms and conditions of the reorganization are set forth in the agreement attached hereto as Exhibit A.  The statements made herein regarding the agreement are qualified in their entirety by reference to the full text of the agreement as set forth in Exhibit A.

Recommendation of Directors

The terms and conditions of the agreement have been approved by the board of directors of 1st Pacific Bank of California.  The board of directors of 1st Pacific Bank of California has unanimously recommended that the shareholders approve the agreement providing for the reorganization.

Reasons for the Reorganization

As stated above, the board of directors of 1st Pacific Bank of California has approved the agreement, believes that its approval is in the best interests of 1st Pacific Bank of California and its shareholders, and recommends that 1st Pacific Bank of California’s shareholders vote in favor of approval of the agreement.

Management and the board of directors of 1st Pacific Bank of California believe that the formation of a bank holding company, under which 1st Pacific Bank of California will operate, will result in a more flexible entity for purposes of growth and expansion into permissible nonbanking activities.  The existence of a holding company will permit the acquisition and ownership of other banks in California and certain other states and bank-related businesses.  A bank holding company, by complying with Bank Holding Company Act, as amended (the “BHC Act”), may acquire and operate more than one bank and acquire and engage in bank-related businesses, where such acquisitions would serve the convenience and needs of the public.  There are no present plans of 1st Pacific Bank of California or 1st Pacific Bancorp to make any such acquisitions.  While no assurances can be given that any acquisitions can or will be made in the future, the existence of a bank holding company would facilitate such future acquisitions.  In addition, while 1st Pacific Bancorp has no present plans to expand into permissible nonbanking activities, 1st Pacific Bancorp may expand into permissible nonbanking activities including owning mortgage companies, savings and loans subsidiaries and thrift subsidiaries, whereas 1st Pacific Bank of California is prohibited from owning some of these separate entities and must instead merge these entities with and into 1st Pacific Bank of California.  The entry into nonbanking businesses, either through the acquisition of existing businesses or the establishment of new businesses may entail operating and business risks different from the risks normally associated with the banking business.

Description of the Reorganization and the Merger between
1st Pacific Bank of California and PBC Merger Company

1st Pacific Bancorp has been organized for the purposes of becoming a bank holding company under the laws of the United States and has been organized at the direction of 1st Pacific Bank of California’s management.  1st Pacific Bancorp was incorporated as a California corporation on August 4, 2006.  1st Pacific Bancorp holds all of the outstanding stock of PBC Merger Company, a newly organized California corporation, which was incorporated in California on August 31, 2006.  The reorganization will be accomplished by merging PBC Merger Company into 1st Pacific Bank of California.  Upon the date of the merger of PBC Merger Company into 1st Pacific Bank of California, the shares of capital stock of the respective corporate parties to the agreement shall be converted as follows:

1.                                       Each and every share of common stock of 1st Pacific Bank of California issued and outstanding shall, by virtue of the merger and without any action on the part of the shareholders, be exchanged for and converted into one share of fully paid and nonassessable common stock of 1st Pacific Bancorp.  Shareholders of 1st Pacific Bank of California will be entitled to exchange their present share certificates for new certificates evidencing shares of common stock of 1st Pacific Bancorp.  If no request is made, new certificates will be issued whenever old certificates are surrendered for transfer.  Until so exchanged, the certificates for shares of 1st Pacific Bank of California’s common stock will represent shares of 1st Pacific Bancorp’s common stock into which shares of 1st Pacific Bank of California’s common stock have been converted.

2.                                       The 100 shares of capital stock of PBC Merger Company issued and outstanding immediately prior to the completion date of the reorganization shall be converted into and exchanged by 1st Pacific Bancorp for 100 shares of fully paid and nonassessable common stock of 1st Pacific Bank of California as the surviving corporation.  PBC Merger Company will be dissolved and all of the outstanding shares of 1st Pacific Bank of California’s common stock will be owned by 1st Pacific Bancorp.

3.                                       The shareholders of 1st Pacific Bank of California will, as a result of the reorganization be and become the shareholders of 1st Pacific Bancorp, and will no longer be entitled to vote on matters requiring the approval of 1st Pacific Bank of California’s shareholders since 1st Pacific Bancorp will own all of the shares of 1st Pacific Bank of California.  Shareholders of 1st Pacific Bancorp will be entitled to vote with respect to matters affecting 1st Pacific Bancorp.  A discussion of those rights is contained in the section entitled: “Bank Holding Company Reorganization and Merger — Comparison of 1st Pacific Bank of California’s and 1st Pacific Bancorp’s Stock: Analysis of Corporate Structures.”

4.                                       The options to purchase shares of common stock of 1st Pacific Bank of California which have been granted by 1st Pacific Bank of California pursuant to the Second Amended and

Restated 2000 Stock Option Plan of 1st Pacific Bank of California shall be deemed to be options granted by 1st Pacific Bancorp and the obligations of 1st Pacific Bank of California with respect to those options shall be assumed by 1st Pacific Bancorp with the same terms and conditions, and each option to acquire one share of common stock of 1st Pacific Bank of California which is not exercised prior to the reorganization, shall be deemed to be an option to acquire one share of common stock of 1st Pacific Bancorp.  1st Pacific Bancorp will also adopt and assume the Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California, which shall then become the “1st Pacific Bancorp Stock Option Plan.”

Consequences of the Merger Between
1st Pacific Bank of California and PBC Merger Company

If the reorganization is consummated, PBC Merger Company will be merged with and into 1st Pacific Bank of California.  The separate existence of PBC Merger Company will cease, and the present directors, officers and employees of 1st Pacific Bank of California will remain the directors, officers and employees of 1st Pacific Bank of California, as the surviving corporation.

Pursuant to the agreement, the Articles of Incorporation of 1st Pacific Bank of California, as in effect immediately prior to the completion date of the reorganization, shall be and remain the Articles of Incorporation of the surviving corporation.  Further, the Bylaws of 1st Pacific Bank of California shall be and remain the Bylaws of the surviving corporation.  The Certificate of Authority of 1st Pacific Bank of California issued by the CDFI shall remain the Certificate of Authority of the surviving corporation.  Also, 1st Pacific Bank of California’s insurance of deposits coverage by the FDIC shall be and remain the deposit insurance of the surviving corporation following the reorganization.

Conversion and Exchange of 1st Pacific Bank of California’s Shares

Upon the reorganization becoming effective, the shareholders of record of 1st Pacific Bank of California shall be entitled to receive and shall be allocated one share of common stock of 1st Pacific Bancorp for each share of common stock of 1st Pacific Bank of California held by them.  1st Pacific Bancorp shall issue certificates evidencing ownership of the shares of its common stock which the shareholders of 1st Pacific Bank of California shall be entitled to receive.  Each holder of a certificate representing shares of 1st Pacific Bank of California’s common stock shall, upon presentation of such certificate for surrender to 1st Pacific Bancorp, be entitled to receive in exchange for the certificate, a certificate or certificates representing the number of shares of 1st Pacific Bancorp’s common stock to which such holder shall be entitled.  On and after the completion date of the reorganization, each issued and outstanding share of common stock of 1st Pacific Bank of California shall represent one share of common stock of 1st Pacific Bancorp.  Such certificates may, but need not be, surrendered and exchanged by the holders after the completion date of the reorganization, for new certificates representing the number of shares of 1st Pacific Bancorp to which the shareholders are entitled.

Certificates evidencing ownership of shares of 1st Pacific Bancorp common stock shall be issued to the holders of lost or destroyed shares of 1st Pacific Bank of California’s common stock upon presentation to 1st Pacific Bancorp of such evidence of ownership and agreement of indemnity as 1st Pacific Bancorp may reasonably require.

Ratification and Approval of the Reorganization; Effective Date

The reorganization requires the approvals of the FRB, the FDIC and the CDFI.  Applications for the necessary approvals have been made and are now pending before those regulatory agencies.  If any one or more of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, or if any such approval contains terms not satisfactory to the boards of directors of 1st Pacific Bank of California and 1st Pacific Bancorp, then the board of directors of 1st Pacific Bank of California reserves the right, in its sole discretion, to terminate and cancel the agreement.  It is presently contemplated that the merger will be effective at the end of 2006.

Before the reorganization can be completed, it must be approved by the holders of a majority of the issued and outstanding shares of 1st Pacific Bank of California common stock.  In addition, if any action, suit, or proceeding should be threatened or instituted with respect to the reorganization, the board of directors of 1st Pacific Bank of California reserves the right, in its sole discretion, to terminate the transaction at any time before the merger is effective.

If the holders of a majority of the issued and outstanding shares of 1st Pacific Bank of California’s common stock should fail to approve the reorganization, or if the transaction is otherwise terminated, as provided above, then the business of 1st Pacific Bank of California shall continue to operate under the ownership of its existing shareholders as it had prior to the adoption of the agreement.

Should the agreement be terminated or canceled for any of the reasons set forth above or in the attached agreement, such termination or cancellation will not result in any liability on the part of 1st Pacific Bank of California, PBC Merger Company, 1st Pacific Bancorp, or any of the respective directors, officers, employees, agents or shareholders of 1st Pacific Bank of California, PBC Merger Company or 1st Pacific Bancorp.

Federal Income Tax Consequences

Upon the advice of counsel, the agreement has been structured to qualify the reorganization as a tax-free reorganization under §368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.  If the reorganization is treated as a tax-free reorganization, it will have the following federal income tax consequences:

1.                                       No gain or loss will be recognized by 1st Pacific Bank of California, or any of the other parties to the reorganization as a result of the reorganization.

2.                                       No gain or loss will be recognized by the shareholders of 1st Pacific Bank of California upon the exchange of their shares of 1st Pacific Bank of California’s common stock solely for shares of 1st Pacific Bancorp’s common stock.

3.                                       The basis and holding periods of the assets exchanged between the parties to the reorganization shall remain the same as those prior to the reorganization.

4.                                       The basis of the shares of common stock of 1st Pacific Bancorp to be received by shareholders of 1st Pacific Bank of California will be the same as the basis of the shares of common stock of 1st Pacific Bank of California surrendered.

5.                                       The holding period of the shares of common stock of 1st Pacific Bancorp to be received by shareholders of 1st Pacific Bank of California will include the holding period of the shares of common stock of 1st Pacific Bank of California surrendered, provided that such stock is held as capital asset on the date of the completion of the reorganization.

Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the reorganization.  Each shareholder or prospective shareholder is advised to contact his or her accountant or tax counsel with respect to the reorganization and the means of reporting the transaction as well as regarding the state and local tax consequences which may or may not parallel the federal income tax consequences.

Comparison of 1st Pacific Bank of California’s and
1st Pacific Bancorp’s Stock: Analysis of Corporate Structures

The following constitutes a summarization of a comparison between 1st Pacific Bank of California’s and 1st Pacific Bancorp’s stock as of November 1, 2006.

Item	1st Pacific Bank of California’s Stock	1st Pacific Bancorp’s Stock
Authorized and Outstanding

20,000,000 shares of no par value common stock authorized, and 10,000,000 shares of preferred stock authorized; total shares outstanding are 3,869,660 shares of common stock and no shares of preferred stock.

10,000,000 shares of no par value common stock authorized, and 10,000,000 shares of preferred stock authorized; total shares outstanding are 100 shares of common stock and no shares of preferred stock.

Voting Rights	One vote per share. Cumulative voting for directors if all requirements are satisfied.	One vote per share of common stock. Cumulative voting for directors if all requirements are satisfied.

Dividend Rights	As declared by the board of directors subject to restrictions of California Banking Law and applicable federal law.	As declared by the board of directors subject to restrictions contained in the California Corporations Code and applicable federal law.

Item	1st Pacific Bank of California’s Stock	1st Pacific Bancorp’s Stock
Assessment	Fully paid and nonassessable.	Fully paid and nonassessable.

Redemption	1st Pacific Bank of California may redeem its shares under restrictive conditions of federal and California banking laws.	1st Pacific Bancorp may redeem under restrictive conditions of the California Corporations Code.

Preemptive Rights	None.	None.

Number of Directors	Fixed in accordance with the Bylaws.	Fixed in accordance with the Bylaws.

Authorized and Outstanding Stock

1st Pacific Bank of California currently has an authorized capitalization of 20,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock.  Of these authorized capital shares, 3,869,660 shares of 1st Pacific Bank of California’s common stock are currently issued and outstanding and no shares of preferred stock are issued and outstanding.  1st Pacific Bancorp has an authorized capitalization of 10,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock.  Of these authorized capital shares, 100 shares of 1st Pacific Bancorp’s common stock are currently issued and outstanding and no shares of preferred stock are issued and outstanding.

Dividend Rights

Holders of 1st Pacific Bank of California’s common stock are entitled to dividends legally available therefor, when and as declared by 1st Pacific Bank of California’s board of directors.  The California Financial Code provides that a bank may not make a cash distribution to its shareholders in an amount which exceeds the lesser of:

•                                          the retained earnings, or

•                                          the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period.

However, a bank may, with the approval of the CDFI, make a distribution to its shareholders in an amount not exceeding the greatest of:

•                                          the retained earnings of the bank,

•                                          the net income of the bank for its last fiscal year, or

•                                          the net income of the bank for its current fiscal year.

If the CDFI finds that the shareholders’ equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the CDFI may order the bank not to pay any dividend to the shareholders.

In addition, under the Financial Institutions Supervisory Act of 1966, as amended, the Federal Reserve Board also has the authority and general enforcement powers to prohibit a bank from engaging in practices which the Federal Reserve Board considers to be unsafe or unsound.  It is possible, depending upon the financial condition of 1st Pacific Bank of California and other factors, that the Federal Reserve Board could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment.  The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

The shareholders of 1st Pacific Bancorp will be entitled to receive dividends when and as declared by its board of directors, out of funds legally available for the payment of dividends, as provided in the California General Corporation Law.  The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution.  In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the “quantitative solvency” and the “liquidity” tests.  In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities.  The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1-1/4 times current liabilities.  In certain circumstances, 1st Pacific Bancorp may be required to obtain the prior approval of the Federal Reserve Board to make capital distributions to shareholders.

Liquidation Rights

The holders of 1st Pacific Bank of California’s common stock are entitled to share equally in 1st Pacific Bank of California’s assets legally available for distribution in the event of liquidation or dissolution.  Similarly, holders of 1st Pacific Bancorp common stock will have a pro rata right to participate in 1st Pacific Bancorp’s assets legally available for distribution in the event of liquidation or dissolution.

Preemptive Rights

The holders of 1st Pacific Bank of California’s common stock do not have preemptive rights to subscribe to any additional shares of 1st Pacific Bank of California’s common stock being issued.  The holders of 1st Pacific Bancorp’s common stock also will not have preemptive rights to subscribe to any additional shares of the 1st Pacific Bancorp’s common stock being issued.  Therefore, shares of 1st Pacific Bancorp common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of the 1st Pacific Bancorp’s board of directors.

Directors

1st Pacific Bank of California’s Bylaws authorize its board of directors or shareholders to designate the number of directors at any number from 7 to 13, and 1st Pacific Bancorp’s Bylaws authorize its board of directors or shareholders to designate the number of directors at any number from 7 to 13.

Rights of Dissenting Shareholders of 1st Pacific Bank of California

California state law does not provide for exercise of dissenters’ rights in the context of the reorganization.

Corporate Operation and Management

The Articles of Incorporation and Bylaws of 1st Pacific Bank of California and 1st Pacific Bancorp are substantially similar in all material provisions, except with respect to provisions in 1st Pacific Bank of California’s Articles of Incorporation and Bylaws required by California Financial Code and applicable only to banks.

Operations Under 1st Pacific Bancorp

Organization

1st Pacific Bancorp was organized and incorporated under the laws of the State of California on August 4, 2006, at the direction of the board of directors of 1st Pacific Bank of California for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of 1st Pacific Bank of California.  The principal location of 1st Pacific Bancorp and its operations will be at 4275 Executive Square, Suite 650, La Jolla, California 92037.

In order to effect the reorganization and to provide initial operating funds for 1st Pacific Bancorp, a line of credit in the amount of $100,000 was obtained from Pacific Coast Bankers’ Bank.  It is anticipated that 1st Pacific Bancorp will draw down $50,000 from the line for merger expenses.  Mr. A. Vincent Siciliano has purchased 100 shares of the common stock of 1st Pacific Bancorp at an aggregate purchase price of $150.  Upon the completion of the reorganization, the 100 shares of 1st Pacific Bancorp’s common stock will be repurchased and canceled by 1st Pacific Bancorp for the sum of $150 and 1st Pacific Bank of California will pay a dividend of $50,000 to 1st Pacific Bancorp, which dividend will be used to repay the loan.  Presently, 100 shares of 1st Pacific Bancorp’s common stock are outstanding, and 1st Pacific Bancorp will have no additional stock issued until after the shareholders of 1st Pacific Bank of California have approved the plan of reorganization and merger agreement and the reorganization is completed.

Management and Directors of 1st Pacific Bancorp

The present board of directors of 1st Pacific Bancorp is composed of the seven current directors of 1st Pacific Bank of California, and consists of the following individuals:

Robert P. Cange	Susan Lew
Albert Colucci	Albert Logan, CPA
Veronica Z. Froman	A. Vincent Siciliano
James G. Knight, M.D.

Upon completion of the reorganization, the business of 1st Pacific Bank of California will be conducted as a subsidiary of 1st Pacific Bancorp, and will be carried on with the same directors, officers, personnel, property and name as before the transaction.  1st Pacific Bancorp will not compensate its executive officers any amounts in addition to the amounts they receive as executive officers of 1st Pacific Bank of California.

The following directors and officers of 1st Pacific Bank of California have agreed to serve as the initial directors and officers of 1st Pacific Bancorp:

	Position with	Position with
Name	1st Pacific Bank of California	1st Pacific Bancorp
James H. Burgess, CPA	Executive Vice President/CFO	Executive Vice President/CFO
Robert P. Cange	Director	Director
Albert Colucci	Director	Director
Veronica Z. Froman	Director	Director
James G. Knight, M.D.	Chairman of the Board	Chairman of the Board
Susan Lew	Director	Director
Albert Logan, CPA	Director	Director
Larry A. Prosi	Executive Vice President/CBO	Executive Vice President/CBO
Richard H. Revier	Executive Vice President/CCO	Executive Vice President/CCO
A. Vincent Siciliano	President/CEO & Director	President/CEO & Director

The business of 1st Pacific Bank of California will be carried on after the reorganization, with the same officers, employees and properties, and the 1st Pacific Bancorp directors shall serve until their successors have been duly elected and qualified at 1st Pacific Bancorp’s next annual meeting of shareholders.

Supervision and Regulation of 1st Pacific Bancorp

Upon completion of the reorganization, 1st Pacific Bancorp will become a bank holding company within the meaning of the Bank Holding Company Act, and will become subject to the supervision and regulation of the Federal Reserve Board.  A notice application for prior approval to become a bank holding company has previously been filed by 1st Pacific Bancorp with the Federal Reserve Board.

As a bank holding company, 1st Pacific Bancorp will be required to register with the Federal Reserve Board, and thereafter file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve Board may require.  The Federal Reserve Board also has the authority to examine 1st Pacific Bancorp and each of its respective subsidiaries, as well as any arrangements between 1st Pacific Bancorp and any of its respective subsidiaries, with the cost of any such examination to be borne by 1st Pacific Bancorp.

In the future, 1st Pacific Bancorp will be required to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition, 1st Pacific Bancorp would own or control more than five percent (5%) of the voting shares of such bank.

A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services.  For example, 1st Pacific Bank of California will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by 1st Pacific Bancorp, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor.  1st Pacific Bancorp and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

1st Pacific Bancorp and any subsidiaries which it may acquire or organize after the reorganization will be deemed affiliates of 1st Pacific Bank of California within the meaning of the Federal Reserve Act.  Loans by 1st Pacific Bank of California to affiliates, investments by 1st Pacific Bank of California in affiliates’ stock, and taking affiliates’ stock by 1st Pacific Bank of California as collateral for loans to any borrower will be limited to 10 percent of 1st Pacific Bank of California’s capital, in the case of each affiliate, and 20 percent of 1st Pacific Bank of California’s capital, in the case of all affiliates.  In addition, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act.  Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts.

A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than five percent (5%) of the voting shares of any company engaged in nonbanking activities.  One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.  In making these determinations, the Federal Reserve Board considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public which outweigh possible adverse effects.

Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve Board.  The Gramm-Leach-Bliley Act (“GLBA”) allows for a new type of financial holding company under the Bank Holding Company Act.  The new financial holding company is allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities.  GLBA also allows financial holding companies to engage in any activity considered “financial” in nature or incidental to such financial activities.

Although 1st Pacific Bancorp has no present plans, agreements or arrangements to engage in any nonbanking activities, 1st Pacific Bancorp may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve Board.

Directors, executive officers, and principal shareholders of 1st Pacific Bancorp will be subject to restrictions on the sale of their 1st Pacific Bancorp stock under Rule 144 as promulgated under the Securities Act of 1933.

Indemnification of 1st Pacific Bancorp’s Directors and Officers

1st Pacific Bancorp’s Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law.  The indemnification law of the State of California generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter had no reasonable cause to believe the conduct of such person was unlawful.  California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: amounts paid in settling or otherwise disposing of a pending action without court approval; expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; or matters which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified.

The Bylaws provide that 1st Pacific Bancorp will indemnify its directors, officers and employees and that such right to indemnification shall be a contract right.  The Bylaws also provide that 1st Pacific Bancorp may purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not 1st Pacific Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling 1st Pacific Bancorp pursuant to the foregoing, 1st Pacific Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PBC Merger Company

General Background

At the direction of the board of directors of 1st Pacific Bank of California, PBC Merger Company was incorporated on August 31, 2006.  It was organized to facilitate the reorganization.  On the date of the reorganization, 1st Pacific Bank of California will merge with PBC Merger Company, with 1st Pacific Bank of California as the surviving entity.

Initial Capitalization

PBC Merger Company was initially capitalized through the purchase of 100 shares of its common stock by 1st Pacific Bancorp for an aggregate sum of $100.00.  The 100 shares of capital stock of PBC Merger Company issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by 1st Pacific Bancorp for 100 shares of 1st Pacific Bank of California’s common stock.  PBC Merger Company will dissolve after the reorganization and all of the outstanding shares of 1st Pacific Bank of California’s common stock will be owned by 1st Pacific Bancorp.

1st Pacific Bank of California

General

1st Pacific Bank of California was incorporated as a California state-chartered bank on April 17, 2000 and commenced operations on November 17, 2000.  1st Pacific Bank of California’s deposits are insured up to the applicable limits by the FDIC.  1st Pacific Bank of California has no parents, affiliates or subsidiaries.  1st Pacific Bank of California’s head office is located at 4275 Executive Square, Suite 650, La Jolla, California, and 1st Pacific Bank of California has five branch offices located at 7728 Regents Road, Suite 503, San Diego, California, 8889 Rio San Diego Drive, San Diego, California, 3500 College Boulevard, Oceanside, California, 13500 Evening Creek Drive North, Suite 100, San Diego, California, and 169 East Main Street, El Cajon, California, and a loan production office located at 26323 Jefferson Avenue, Suite E-108, Murrieta, California.

Bank Services

1st Pacific Bank of California engages in a general commercial banking business with an emphasis on serving the banking needs of small to medium-sized businesses, and professionals in San Diego County region.  1st Pacific Bank of California is committed to fulfilling its responsibilities under the Community Reinvestment Act in assessing and attempting to meet the credit needs of all members of the communities served by 1st Pacific Bank of California.  1st Pacific Bank of California offers a full line of loan and deposit products and certain related financial services designed to cater to its target market.  As a community bank, 1st Pacific Bank of California’s personnel are actively involved in the community and an emphasis is placed on personalized “relationship banking,” where the banking relationship is predicated on the banker’s familiarity with the customers and their businesses.

1st Pacific Bank of California’s lending activities focus on commercial and residential real estate loans, construction loans, commercial business loans and loans made or guaranteed through the Small Business Administration loan program responsive to the target market’s needs.  1st Pacific Bank of California believes these loan products take advantage of the economic growth and the consolidation of banking institutions in San Diego County and contiguous areas, which have created opportunities for an independent, service-oriented bank.

1st Pacific Bank of California’s expertise is developing custom-tailored financial solutions for individuals, businesses and professionals desiring personalized banking services.  1st Pacific Bank of

California offers a wide range of accounts and services, designed around the needs and preferences of its customers.  The account officers of 1st Pacific Bank of California consult with various specialists in 1st Pacific Bank of California to satisfy the customer’s immediate and long-range deposit and borrowing needs.

Management of 1st Pacific Bank of California will evaluate its services on an ongoing basis, and will add or delete services based upon the needs of 1st Pacific Bank of California’s customers, competitive factors and the financial and other capabilities of 1st Pacific Bank of California.  Future services may also be significantly influenced by improvements and developments in technology and evolving state and federal laws and regulations.

Sources of Business

1st Pacific Bank of California offers a relatively broad range of commercial banking products and services, as described above.  Since 1st Pacific Bank of California is locally owned and operated, with a management team and board of directors charged with monitoring the financial needs of 1st Pacific Bank of California’s community, 1st Pacific Bank of California is in a position to respond promptly to the changing needs of its local customers.

1st Pacific Bank of California competes with other financial institutions in 1st Pacific Bank of California’s service areas by means of localized promotional activity, personalized service, and personal contact with potential customers by 1st Pacific Bank of California’s executive officers, directors, employees and shareholders.  Promotional activities include direct mail, media advertising, conducting financial seminars, a community advisory board and the participation by bank officers in community business and civic groups.  The executive officers and directors are active members in the communities comprising 1st Pacific Bank of California’s service areas.

Shareholders are not required to maintain any type of banking relationship with 1st Pacific Bank of California as a result of their purchase of shares of 1st Pacific Bank of California, however, shareholders are encouraged to maintain their banking relationship with 1st Pacific Bank of California and to provide business development referrals on an ongoing basis.

Competition

The banking business in California generally, and in 1st Pacific Bank of California’s service area in particular, is highly competitive with respect to both loans and deposits and is dominated by a relatively small number of major banks which have many offices operating over wide geographic areas.  Many of the commercial banks and their affiliates, including those headquartered outside California, offer certain services, such as trust and securities brokerage services, that are not offered directly by 1st Pacific Bank of California.  By virtue of their greater total capitalization, such banks have substantially higher lending limits than 1st Pacific Bank of California, and substantially larger advertising and promotional budgets.  In addition, 1st Pacific Bank of California faces competition from other community banks headquartered in the greater San Diego area that are also serving individuals and businesses.

In recent years, a large number of mergers and consolidations of both banks and savings entities have occurred in California and throughout the nation.  As a result of this merger and consolidation activity, since 2000, community banking in San Diego has undergone a renaissance, with more than 16 new banks opening.  Despite the increased competition from newer community banks, larger institutions continue to control the majority of the deposit market share in the region, and 1st Pacific Bank of California believes that this continues to present 1st Pacific Bank of California with the opportunity to attract customers who are dissatisfied with the level of service provided by larger banks.  Additionally, it is expected that merger activity will continue to provide opportunities in its market area.

In recent years, the competition between banks, savings and loan associations and credit unions for the deposit and loan business of individuals has increased.  1st Pacific Bank of California cannot presently predict at what effect the increased competition will have on 1st Pacific Bank of California’s ability to attract the banking business of the area’s businesses, residence, businesspersons and professionals.  (See “1st Pacific Bank of California — Supervision and Regulation of 1st Pacific Bank of California.”)

Premises

The following table sets forth information about 1st Pacific Bank of California’s offices.

Location	Type of Office	Owned/Leased	Size		Since	Expiration

4275 Executive Square Suite 650 La Jolla, California	Executive Office(1)	Leased	5,061 sq. ft.		2005	February 2008

7728 Regents Road Suite 503 San Diego, California	Head Branch Office	Leased	3,920 sq. ft.		2000	December 2007

8889 Rio San Diego Drive San Diego, California	Branch	Leased	3,904 sq. ft		2003	August 2013

3500 College Boulevard Oceanside, California	Branch	Leased	2,838 sq. ft		1999	December 2009

13500 Evening Creek Drive North, Suite 100 San Diego, California	Branch	Leased	5,316 sq. ft.	(2)	2004	September 2011

169 East Main Street El Cajon, California	Branch	Leased	1,950 sq. ft.		2005	November 2006

26323 Jefferson Avenue Suite E-108 Murrieta, California	Loan Production Office	Leased	160 sq. ft.		2005	November 2006

(1)                                  These premises are occupied by 1st Pacific Bank of California’s executive management, human resources, finance and accounting, information systems, credit administration and branch operations departments.

(2)                                  1st Pacific Bank of California subleases 1,700 sq. ft. of this location to an unaffiliated third party under a sublease agreement which expires September 2009.

Aggregate annual rentals for 1st Pacific Bank of California for leased premises were $661,000 for the year ended December 31, 2005.

Employees

As of September 30, 2006, 1st Pacific Bank of California employed 73 persons, including 4 executive officers.  1st Pacific Bank of California’s employees are not represented by a union or covered by a collective bargaining agreement.  Management of 1st Pacific Bank of California believes that, in general, its employee relations are excellent.

Legal Proceedings

There are no pending legal proceedings against 1st Pacific Bank of California.  From time to time, however, 1st Pacific Bank of California may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business.

Supervision and Regulation of 1st Pacific Bank of California

General:  1st Pacific Bank of California, as a California state-chartered member bank whose deposits are insured by the FDIC up to the maximum legal limits thereof, is subject to regulation, supervision and regular examination by the CDFI and the Federal Reserve Board.  The regulations of these various agencies govern most aspects of 1st Pacific Bank of California’s business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters.  As a consequence of the extensive regulation of commercial banking activities in California and the United States, 1st Pacific Bank of California’s business is particularly susceptible to changes in California and federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

Impact of Monetary Policies:  Banking is a business which depends on interest rate differentials.  In general, the difference between the interest paid by 1st Pacific Bank of California on its deposits and its other borrowings and the interest received by 1st Pacific Bank of California on loans extended to its customers and securities held in its portfolio, comprises the major portion of 1st Pacific Bank of California’s earnings.  These rates are highly sensitive to many factors which are beyond the control of 1st Pacific Bank of California.  Accordingly, the earnings and growth of 1st Pacific Bank of California are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

The earnings and growth of 1st Pacific Bank of California are affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board.  The Federal Reserve Board can and does implement national monetary policy such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by varying the discount rates applicable to borrowings by banks from the Federal Reserve System.  The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits.  The nature and impact that future changes in fiscal or monetary policies or economic controls may have on 1st Pacific Bank of California’s business and earnings cannot be predicted.  In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting 1st Pacific Bank of California’s net income.

Recent Legislation and Other Changes: From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions.  Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory agencies.  Certain of the potentially significant changes which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

The Federal Reserve Board in November 2005 approved amendments to Regulation CC that define “remotely created checks” and create transfer and presentment warranties that shift liability for an unauthorized remotely created check to the institution where it is first deposited.  In place of a signature, a remotely created check generally bears a statement that the customer authorized the check or bears the customer’s printed or typed name, such as when a debtor authorizes a credit card company to create a remotely created check by telephone so that the debtor may pay a credit card bill in a timely manner.  Since the remotely created checks are vulnerable to fraud Regulation CC creates transfer and presentment warranties under which any bank that transfers or presents a remotely created check would warrant that the check is authorized by the person on whose account the check is drawn.  The warranties would apply only to banks and would ultimately shift liability for losses attributable to an unauthorized remotely created check to the depositary bank.  These amendments would not affect the rights of checking account customers, as they are not liable for unauthorized checks drawn on their accounts.  The amendments to Regulation CC became effective on July 1, 2006.

On August 2, 2005, the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve Board adopted a final rule to revise their Community Reinvestment Act (CRA) regulations.  The effective date of the final rule is September 1, 2005.  Major points of the final rule include:

•                                          increasing the asset-size threshold for a “small bank” to $1 billion.  Small banks are not subject to certain data collection and reporting requirements and are eligible for evaluation under the small bank lending test.

•                                          creating a new category of “intermediate small banks” for purposes of evaluation under the CRA.  Intermediate small banks are those with at least $250 million but less than $1 billion in assets.  The overall CRA rating for an intermediate small bank will be based both on the rating from the small bank lending test and the rating from a new community development test.

•                                          revising the definition of “community development” to increase the number and kinds of rural tracts in which bank activities are eligible for community development consideration.

•                                          revising the regulation to address the impact on a bank’s CRA rating of evidence of discrimination or other illegal credit practices.

In May 2005, the Federal Reserve Board adopted a final rule to amend Regulation DD and the related official staff interpretations, to improve the uniformity and adequacy of information to consumers about certain services provided by banks to their deposit customers.  These services are commonly referred to as “bounced-check protection” or “courtesy overdraft protection” services (overdraft services).  These amendments become effective on July 1, 2006.  These amendments require banks to disclose information about overdraft fees on periodic statements and account-opening disclosures, and to include certain disclosures in advertisements for overdraft services.  Regulation DD generally requires that banks disclose the amount of any fee that may be imposed in connection with the account and the conditions under which a fee may be imposed.  The final rule amends the official staff interpretations to state that, in satisfying this requirement with respect to fees for overdraft services, a bank must specify the categories of transactions for which an overdraft fee may be imposed.

The Federal Reserve Board issued a final rule on March 1, 2005 that amends Regulation H and Regulation Y to limit restricted core capital elements (including trust preferred securities) which count as Tier 1 capital to 25 percent of all core capital elements, net of goodwill less any associated deferred tax liability.  Internationally active bank holding companies, defined as those with consolidated assets greater than $250 billion or on-balance-sheet foreign exposure greater than $10 billion, will be subject to a 15 percent limit, but they may include qualifying mandatory convertible preferred securities up to the generally applicable 25 percent limit.  Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital.  The final rule provides a five-year transition period, ending March 31, 2009, for application of the quantitative limits.

California Senate Bill 1 created the California Financial Information Privacy Act which became effective on July 1, 2004 to provide greater privacy protections than the federal Gramm-Leach-Bliley Act.  Codified in California Financial Code Section 4050 - 4060, the law prohibits financial institutions from sharing or selling personally identifiable nonpublic information without obtaining a consumer’s consent, as provided. It provides for a plain-language notice of the privacy rights it confers.  The law requires that (1) a consumer must “opt in” before a financial institution may share personal information with an unaffiliated third party, (2) consumers be given an opportunity to “opt out” of sharing with a financial institution’s financial marketing partners, and (3) consumers be given the opportunity to “opt out” of sharing with a financial institution’s affiliates, with some exceptions.  When an affiliate is wholly owned, in the same line of business, subject to the same functional regulator and operates under the same brand name, an institution may share its customers’ personal information with the affiliate without providing an opt-out right.  A recent federal district court decision has enjoined the enforcement of the affiliate sharing provisions of the California Financial Privacy Act.

The Sarbanes-Oxley Act (“SOX”) was adopted in 2002 for the stated purpose to increase corporate responsibility, enhance penalties for accounting and auditing improprieties at publicly traded companies, and protect investors by improving the accuracy and reliability of corporate disclosures.  SOX amends the Securities Act of 1934 and contains far-reaching securities legislation.  SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules.  Among its provisions, SOX subjects bonuses issued to top executives to disgorgement if a subsequent restatement of a company’s financial statements was due to corporate misconduct, prohibits an officer or director from misleading or coercing an auditor, prohibits insider trades during pension fund “blackout periods,” imposes new criminal penalties for fraud and other wrongful acts and extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.  In addition, the federal banking regulatory authorities have adopted requirements concerning the certification of financial statements by bank officials that are generally similar to requirements under SOX.

Specifically, SOX prohibits a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit and vests the audit committee of an issuer with responsibility for the appointment, compensation, and oversight of any registered public accounting firm employed to perform audit services.  SOX also requires each committee member to be a member of the board of directors of the issuer, and to be otherwise independent.  SOX further requires the chief executive officer and chief financial officer of an issuer to make certain certifications as to each annual or quarterly report filed with the SEC.  Pursuant to the mandate in SOX, the SEC has adopted various rules, including rules to require reporting companies to adopt a code of ethics for its senior financial officers, disclosure of all material off-balance sheet transactions and relationships that may have a material effect upon the financial status of an issuer and the presentation of pro forma financial information in a manner that is not misleading, and which is reconcilable with the financial condition of the issuer under generally accepted accounting principles.

SOX also provides for mandated internal control report and assessment with the annual report and an attestation and a report on such report by the company’s auditor.  In late 2005, the SEC delayed the implementation of this requirement for reporting companies that are nonaccelerated filers to the first fiscal year ending after July 15, 2007.

On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.  Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLA”).  IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and/or other financial institutions.  These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country.  In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.  IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours.  IMLA also amends the BHCA and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing an application under these acts.  IMLA became effective July 23, 2002.

It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on 1st Pacific Bancorp and 1st Pacific Bank of California and on the financial institutions industry in general.  Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

Capital Ratios

As of September 30, 2006, 1st Pacific Bank of California’s leverage ratio was 8.81%, its Tier 1 risk-based capital ratio was 9.16%, and its total risk-based capital ratio was 12.20%.  Based upon these capital ratios and 1st Pacific Bank of California’s standing with the Federal Reserve Board, 1st Pacific Bank of California is considered a well capitalized institution.

Selected Financial Information

The following tables present selected historical consolidated financial data, including per share information, for 1st Pacific Bank of California.  The following financial data should be read in conjunction with the financial statements of 1st Pacific Bank of California and the notes to such statements.

(Dollars in thousands, except	Nine Months Ended September 30,		At or for the year ended December31,
per share information)	2006	2005	2005	2004	2003	2002	2001

Results of operations
Interest income	$17,120	$11,750	$16,695	$10,363	$7,088	$4,464	$2,005
Interest expense	5,686	2,718	4,125	1,923	1,362	1,292	722
Net interest income	11,434	9,032	12,570	8,440	5,726	3,172	1,283
Provision for loan losses	434	483	553	850	630	500	315
Noninterest income	404	305	491	466	361	146	88
Noninterest expense	7,338	6,108	8,532	5,993	4,528	3,225	2,774
Net income	$2,387	$1,625	$2,350	$1,226	$1,707	$(87)	$(1,719)

Balance sheet (end of period)
Total assets	$293,530	$255,242	$265,582	$209,709	$144,299	$102,608	$42,988
Total loans	255,560	227,860	230,382	188,552	121,127	82,265	32,197
Allowance for loan losses	3,242	2,736	2,809	2,265	1,454	823	323
Nonperforming loans(1)	—	1,167	1,052	—	—	—	66
Other real estate owned	—	—	—	—	—	—	—
Total deposits	245,011	210,457	237,208	180,291	129,409	90,069	34,446
Shareholders’equity	$24,841	$21,466	$22,230	$19,697	$14,362	$12,327	$8,275

Balance sheet (period average)
Total assets	$273,856	$226,843	$233,687	$172,486	$119,410	$71,810	$30,424
Total loans	244,899	198,790	205,818	151,688	101,006	57,786	16,902
Earning assets	265,446	219,180	225,913	166,957	115,239	69,121	28,377
Total deposits	240,422	199,587	211,629	154,565	105,800	62,788	21,132
Shareholders’equity	$23,483	$20,494	$21,018	$17,447	$13,276	$8,617	$9,141

Capital ratios
Leverage ratio	8.8%	9.0%	8.8%	9.8%	10.4%	12.9%	21.4%
Tier 1 risk-based capital	9.2%	8.7%	9.0%	10.0%	10.3%	13.7%	22.7%
Total risk-based capital	12.2%	11.9%	12.2%	11.2%	11.4%	14.6%	23.5%

Asset quality ratios
Nonperforming loans/total loans(1)	—	1.29%	.46%	—	—	—	.20%
Nonperforming assets/total assets(2)	—	.46%	.40%	—	—	—	.15%
Allowance for loan losses/nonperforming loans	N/A	234.48%	267.00%	N/A	N/A	N/A	489.39%
Allowance for loan losses/total loans	1.27%	1.20%	1.22%	1.20%	1.20%	1.00%	1.00%

(Dollars in thousands, except	Nine Months Ended September 30,		At or for the year ended December31,
per share information)	2006	2005	2005	2004	2003	2002	2001

Performance ratios

Return on average assets*	1.17%	0.96%	1.01%	.71%	1.43%	(0.12)%	(5.65)%
Return on average equity*	13.59%	10.60%	11.28%	7.00%	12.86%	(1.01)%	(18.77)%
Net interest margin(3)	5.76%	5.51%	5.56%	5.06%	4.97%	4.59%	4.52%
Average total loans to average total deposits	101.86%	99.60%	97.25%	98.14%	95.47%	92.03%	79.98%
Efficiency ratio(4)	61.98%	65.43%	65.32%	67.29%	74.39%	97.20%	152.77%

Per share information
Basic earnings(5)	$0.62	$0.42	$0.61	$0.34	$0.55	$(0.04)	$(0.75)
Diluted earnings(6)	$0.57	$0.39	$0.56	$0.32	$0.50	$(0.04)	$(0.75)
Common stock book value	$6.33	$5.58	$5.77	$5.16	$4.56	$3.99	$3.60
Common shares outstanding at period end(7)	3,869,660	3,849,540	3,849,540	3,819,920	3,147,188	3,091,916	2,299,916
Weighted average common shares outstanding(8)	3,862,596	3,837,614	3,840,596	3,560,036	3,107,197	2,424,752	2,299,916

*                                        Annualized for interim periods.

(1)                                 Nonperforming loans consist of loans on nonaccrual and loans past due 90 days or more.

(2)                                  Nonperforming assets consist of nonperforming loans and other real estate owned.

(3)                                  Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

(4)                                  The efficiency ratio is the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income.

(5)                                  Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period.

(6)                                  Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into the common stock or resulted in the issuance of common stock that then shared in earnings.

(7)                                  Based on shares outstanding at period end, excluding shares issuable upon exercise of outstanding options.

(8)                                  Weighted average number of shares of common stock outstanding for the period, excluding shares issuable upon exercise of outstanding options.

Price Range and Dividends for 1st Pacific Bank of California’s Common Stock

1st Pacific Bank of California’s common stock is not listed on any exchange nor is it listed with the National Association of Securities Dealers Automated Quotation (“NASDAQ”), however, the shares are traded on the OTC Bulletin Board under the trading symbol “FPBS.”  The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities.  Unlike the NASDAQ, however, the OTCBB does not impose listing standards and does not provide automated trade executions.  Trades may also occur in unreported private transactions.  At November 1, 2006, 1st Pacific Bank of California had approximately 375 shareholders of record.

The following table sets forth the range of high and low bid information and the trading volume of the common stock for the periods indicated.  Bid information is based on reports received from the OTCBB based on all transactions reported on the OTCBB and do not include retail markups, markdowns or commissions and may not reflect actual transactions.

	Bid Information(1)		Number of
Calendar Quarter	High	Low	Shares Traded(1)

2006
Third quarter	$15.00	$13.50	149,035
Second quarter	$14.69	$13.25	149,555
First quarter	$13.75	$12.50	87,994

2005
Fourth quarter	$14.00	$12.40	68,135
Third quarter	$17.50	$11.00	61,068
Second quarter	$12.88	$10.25	91,526
First quarter	$11.63	$10.25	107,430

2004
Fourth quarter	$12.50	$9.50	100,860
Third quarter	$9.88	$8.10	186,766
Second quarter	$8.40	$8.05	323,128
First quarter	$8.50	$8.00	196,060

(1)                                  Since the beginning of 2004, 1st Pacific Bank of California has issued one two-for-one stock split effective on June 30, 2005.  The sales prices and number of shares have been retroactively adjusted for the stock split.

In connection with 1st Pacific Bank of California’s initial public offering completed in November 2000, 1st Pacific Bank of California issued one warrant to purchase additional shares of common stock for each five shares purchased, for a total of 459,988 warrants, as adjusted for the two-for-one stock split.  In addition, in 2002, 1st Pacific Bank of California completed an offering of 264,000 units, at a price of $15.75 per unit, with each unit consisting of three shares of common stock and one warrant to purchase an additional share of stock, which resulted in 792,000 shares of common stock issued and a total of 264,000 warrants, as adjusted for the two-for-one stock split.  Each of the warrants was convertible into one share of common stock at $6.25 per share.  Substantially all warrants were converted to common stock prior their expiration in 2004; there are no unexpired stock purchase warrants remaining.

To date, 1st Pacific Bank of California has not paid any cash dividends.  Payment of stock or cash dividends in the future will depend upon 1st Pacific Bank of California’s earnings and financial condition and other factors deemed relevant by the Board of Directors, as well as 1st Pacific Bank of California’s legal ability to pay dividends.  It is 1st Pacific Bank of California’s current intention to follow its strategic plan of retaining earnings to increase capital and provide additional basis for growth.  Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future.

Unaudited Pro Forma Capitalization

The following table sets forth the unaudited actual capitalization of 1st Pacific Bank of California at September 30, 2006, the proposed capitalization of PBC Merger Company and 1st Pacific Bancorp immediately prior to completion of the reorganization, and the pro forma capitalization of 1st Pacific Bank of California and 1st Pacific Bancorp on a consolidated basis to reflect the completion of the reorganization.

	1st Pacific Bank of California(1)	PBC Merger Company(2)	1st Pacific Bancorp(3)	Pro Forma of 1st Pacific Bank of California and 1st Pacific Bancorp
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ Equity:
Common stock and additional paid in capital	$20,460,617	$100	$150	$20,460,617
Other capital accounts	4,380,516			4,380,516
Total	$24,841,133	$100	$150	$24,841,133

Per Share Data:
Common stock
Authorized	20,000,000	1,000	10,000,000	10,000,000
Outstanding	3,869,660	100	100	3,869,660
Preferred stock
Authorized	10,000,000	0	10,000,000	10,000,000

(1)                                  Capital stock and outstanding shares are stated as of September 30, 2006.

(2)                                  Funds to capitalize PBC Merger Company were obtained by issuing 100 shares to 1st Pacific Bancorp for $100.  At the time of the reorganization, 1st Pacific Bancorp will receive $100, and the shares of PBC Merger Company common stock will be exchanged for shares of 1st Pacific Bank of California common stock.

(3)                                  Initial funding of 1st Pacific Bancorp was obtained by a loan in the form of a line of credit in the amount of $100,000 from Pacific Coast Bankers’ Bank and the issuing of a total of 100 shares of 1st Pacific Bancorp for the sum of $150.00.  It is anticipated that 1st Pacific Bancorp will draw down $50,000 from the line for merger expenses.  Upon completion of the reorganization, the 100 shares will be repurchased by 1st Pacific Bancorp and 1st Pacific Bank of California will pay a dividend of $50,000 to 1st Pacific Bancorp, which dividend will be used to repay the loan.

Financial Statements and Related Matters

1st Pacific Bank of California’s audited statements of condition as of December 31, 2005 and 2004 and related audited statements of earnings, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2005 and 2004, prepared in conformity with generally accepted accounting principles, report of independent public accountants are set forth in 1st Pacific Bank of California’s 2005 Annual Report to Shareholders which is being delivered with this written consent solicitation statement/prospectus.  1st Pacific Bank of California’s Form 10-Q for September 30, 2006 is also being delivered with this written consent solicitation statement/prospectus.

1st Pacific Bank of California’s filings under the Securities Exchange Act of 1934 including 10-K’s, 10-Q’s, 8-K’s and other filings may be inspected and copied at the public reference facilities of the Board of Governors of the Federal Reserve System, Conventional Reading Room, located at Room M-P-500, Martin Building, 20th & C Streets, N.W., Washington, D.C. 20551.  Copies may also be obtained by mail, upon payment of the FRB’s nominal fees, if any, by writing to Ms. Jeanne McLaughlin, Freedom of Information Office, Board of Governors of the Federal Reserve System, 20th & Constitution Avenue, NW, Washington, DC 20551 telephone (202) 452-3684, facsimile (202) 872-7565.  Call reports of 1st Pacific Bank of California may be obtained from the FDIC at its Web site at www.fdic.gov.  The SEC’s website for 1st Pacific Bancorp filings when made with the SEC may be obtained at www.sec.gov.

The first annual meeting of 1st Pacific Bancorp will be held sometime in mid May 2007, and the deadline for shareholder proposals for that meeting is January 1, 2007.  Shareholder proposals should be addressed to Mr. Robert Cange, Secretary, at 1st Pacific Bancorp, 4275 Executive Square, Suite 650, La Jolla, California 92037.

Legal Matters

Certain legal matters in connection with the issuance of the shares of 1st Pacific Bancorp common stock will be passed upon by Gary Steven Findley & Associates, Anaheim, California.

Exhibit A

Plan of Reorganization and Merger Agreement

This Plan of Reorganization and Merger Agreement (“Agreement”) is made and entered into as of this 7th day of November, 2006 by and between 1st Pacific Bank of California (the “Bank”) and PBC Merger Company (“Subsidiary”), to which 1st Pacific Bancorp (the “Holding Company”) is a party.

Recitals and Undertakings

A.                                   The Bank is a California banking corporation with its head banking office in La Jolla, California.  Subsidiary and the Holding Company are each corporations duly organized and existing under the laws of the State of California with their principal offices in La Jolla, California.

B.                                     As of the date hereof, the Bank has 20,000,000 shares of no par value common stock authorized, of which there are 3,869,660 shares outstanding, and 10,000,000 shares of preferred stock authorized, of which there are no shares outstanding.  It is anticipated that prior to the Effective Date (as defined in Section 1.2 herein), the Bank will have no more than 4,699,034 shares of common stock outstanding, reflecting the number of shares of common shares outstanding as of the date of this Agreement (3,869,660) plus the possible exercise of all stock options presently granted but unexercised (829,374).

C.                                     As of the date hereof, Subsidiary has an authorized maximum number of shares of capital stock of 1,000 shares, and at the Effective Date of the merger 100 of such shares will be issued and outstanding, all of which shares will be owned by the Holding Company.

D.                                    As of the date hereof, the Holding Company has 10,000,000 shares of no par value common stock authorized, of which 100 shares of common stock will be outstanding at the Effective Date (as defined in Section 1.2 herein), and 10,000,000 shares of preferred stock authorized, of which no shares will be outstanding at the Effective Date.

E.                                      The Boards of Directors of the Bank and Subsidiary have, respectively, approved this Agreement and authorized its execution, and the Board of Directors of the Holding Company has approved this Agreement, undertaken that the Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by the Holding Company.

F.                                      The parties intend by this Agreement to set forth the terms and conditions of a “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, the parties hereby agree as follows:

Section 1.  General

1.1                               The Merger.  On the Effective Date, Subsidiary shall be merged into the Bank, and the Bank shall be the surviving corporation (the “Surviving Corporation”) and a subsidiary of the Holding Company, and its name shall continue to be “1st Pacific Bank of California.”

1.2                               Effective Date.  This Agreement shall become effective at the close of business on the day on which this Agreement shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the California General Corporation Law (the “Effective Date”).

1.3                               Articles of Incorporation and Bylaws.  On the Effective Date, the Articles of Incorporation of the Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of the Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the certificate of authority of the Bank issued by the Commissioner of the California Department of Financial Institutions (“CDFI”) shall be and remain the certificate of authority of the Surviving Corporation; and the Bank’s insurance of deposits coverage by the Federal Deposit Insurance Corporation (“FDIC”) shall be and remain the deposit insurance of the Surviving Corporation.

1.4                               Directors and Officers of the Surviving Corporation.  On the Effective Date, the directors and officers of the Bank immediately prior to the Effective Date shall be and remain the directors and officers of the Surviving Corporation.  Directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

1.5                               Effect of the Merger.

a.                                       Assets and Rights.  Upon the merger becoming effective, all rights, privileges, franchises and property of Subsidiary, and all debts and liabilities due or to become due to Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Subsidiary.

b.                                       Liabilities.  Upon the merger becoming effective, all debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against Subsidiary shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

c.                                       Creditors’ Rights and Liens.  Upon the merger becoming effective, all rights of creditors of Subsidiary, and all liens upon the property of Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

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d.                                       Pending Actions.  Upon the merger becoming effective, any action or proceeding pending by or against Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the merger had not taken place or the Surviving Corporation may be substituted for Subsidiary.

1.6                               Further Assurances.  The Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable, in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes hereof.

Section 2.  Capital Stock of the Surviving Corporation

2.1                               Stock of Subsidiary.  Upon the merger becoming effective, the shares of capital stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by the Holding Company for 100 shares of fully paid and nonassessable common stock of the Bank as the Surviving Corporation.

2.2                               Stock of the Bank.  Upon the merger becoming effective, each and every share of common stock of the Bank issued and outstanding shall, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into one share of fully paid and nonassessable common stock of the Holding Company, without par value.

2.3                               Exchange of Stock.  Upon the merger becoming effective:

a.                                       the shareholders of record of the Bank shall be entitled to receive and shall be allocated one share of common stock of the Holding Company for each share of common stock of the Bank;

b.                                      the Holding Company shall issue the shares of its common stock which the shareholders of the Bank shall be entitled to receive; and

c.                                       each holder of a certificate representing shares of common stock of the Bank shall, upon presentation of such certificate for surrender to the Holding Company, be entitled to receive in exchange thereof, a certificate or certificates representing the number of shares of common stock of the Holding Company to which such holder shall be entitled.  Until so surrendered, each outstanding certificate which prior to the merger represented shares of common stock of the Bank shall be deemed, for all corporate purposes, to evidence ownership of an equal number of shares of common stock of the Holding Company.  On and after the Effective Date, each issued and outstanding share of common stock of the Bank shall represent one (1) share of common stock of the Holding Company.  Such certificates may, but need not be, surrendered and exchanged by the holders thereof after the Effective Date, for new certificates representing the number of shares of

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common stock of the Holding Company to which the shareholders are entitled as set forth in this Agreement.  Certificates evidencing ownership of shares of common stock of the Holding Company shall be issued to the holders of lost or destroyed shares of common stock of the Bank upon presentation to the Holding Company of such evidence of ownership and agreement of indemnity as the Holding Company may reasonably require.

2.4                               Stock Options and Stock Option Plans.  At the close of business on the Effective Date, the Holding Company will adopt and assume all of the Bank’s rights and obligations under the Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California (the “Stock Option Plan”) and under each outstanding stock option agreement evidencing an option (whether an incentive stock option or a nonqualified stock option) previously granted under the Stock Option Plan.  The Stock Option Plan shall be continued by the Holding Company, the obligations of the Stock Option Plan shall be assumed by the Holding Company and the Second Amended and Restated 2000 Stock Option Plan of 1st Pacific Bank of California shall become the “1st Pacific Bancorp Stock Option Plan,” and by virtue of such assumption, all rights of an optionee with respect to the common stock of the Bank shall become the same right with respect to the common stock of the Holding Company, on a one-for-one basis.  Each such option, subject to such modifications as may be appropriate or required, and subject to the requirements of the Securities Act of 1933, as amended, and the California Corporate Securities Law of 1968, shall constitute a continuation of the option, substituting the Holding Company for the Bank.  The option vesting period and price per share of Holding Company common stock at which such option may be exercised shall be the same vesting period and price as were applicable to the purchase of Bank common stock, and all other terms and conditions applicable to the option shall, except as may be otherwise provided herein, be unchanged. Each option granted pursuant to the Stock Option Plan, from and after the close of business on the Effective Date, shall constitute an option granted by the Holding Company and outstanding pursuant to the Stock Option Plan.

Section 3.  Approvals

3.1                               Shareholder Approval.  This Agreement shall be submitted to the shareholders of the Bank and Subsidiary for ratification and approval in accordance with the applicable provisions of law.

3.2                               Regulatory Approvals.  The parties shall obtain the waivers, consents and approvals of all regulatory authorities as required by law for consummation of the merger and plan of reorganization on the terms herein provided.

Section 4.  Conditions Precedent, Termination and Payment of Expenses

4.1                               Conditions Precedent to the Merger.  Consummation of the merger is conditioned upon:

a.                                       ratification and approval of this Agreement by the shareholders of the Bank and Subsidiary, as required by law;

b.                                      obtaining all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but

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not limited to, approval of the FDIC, approval of the CDFI, approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and any required action under the Securities Act of 1933 with respect to the securities of the Holding Company issuable upon consummation of the merger;

c.                                       obtaining all consents or approvals, governmental or otherwise, which are or, in the opinion of counsel for the Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of the Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

d.                                      for the benefit of the Bank and unless waived, the Holding Company shall have received an opinion from a law firm or tax accounting firm, in form and substance satisfactory to both the Bank and the Holding Company, to the effect that:  the merger of Subsidiary with and into the Bank and the exchange of shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein, will be considered a reorganization within the meaning of Section 368(a)(1)(A) of the Code; no gain or loss will be recognized by the Bank pursuant to consummation of the merger; and no gain or loss will be recognized by the shareholders of the Bank upon the exchange of their shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein; and

e.                                       performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

4.2                               Termination of the Merger.  If any condition in Paragraph 4.1 has not been fulfilled, or, if in the opinion of a majority of the Board of Directors of any of the parties:

a.                                       any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

b.                                      for any other reason consummation of the merger is inadvisable;

then this Agreement may be terminated at any time before the merger becomes effective.  Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or shareholders, except as provided in Section 4.3 hereof.

4.3                               Expenses of the Merger.  Subject to applicable federal laws and regulations, each party shall bear its own expenses of the merger, including filing fees, printing costs, mailing costs, accountants’ fees and legal fees.

Section 5.  Miscellaneous

5.1                               Assignment.  Neither party shall have the right to assign its rights or obligations under this Agreement.

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5.2                               Execution.  This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original and such counterparts shall together constitute one and the same instrument.

5.3                               Governing Law.  This Agreement is made and entered into in the State of California, and the laws of said State shall govern the validity and interpretation hereof.

5.4                               Entire Agreement.  This Agreement contains the entire agreement between the parties hereto with respect to the plan of reorganization and merger and supersedes all prior arrangements or understandings with respect thereto.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

1st Pacific Bank of California
By:	/s/ A. Vincent Siciliano
Its:	President
By:	/s/ Robert P. Cange
Its:	Secretary
PBC Merger Company
By:	/s/ A. Vincent Siciliano
Its:	President and Secretary
1st Pacific Bancorp
By:	/s/ A. Vincent Siciliano
Its:	President
By:	/s/ Robert P. Cange
Its:	Secretary

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